October 23, 2024

Josephine Iannelli
Chief Financial Officer
Bar Harbor Bankshares
PO Box 400, 82 Main Street
Bar Harbor, ME 04609-0400

        Re: Bar Harbor Bankshares
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-13349
Dear Josephine Iannelli:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance